EXHIBIT 12
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year Ended
	1/30/10		1/31/09	2/2/08	2/3/07		1/28/06
Earnings

Income (loss) before income taxes, noncontrolling interest, equity earnings and discontinued operations	$(53,555)		$126,066	$334,249	$(70,627)		$(81,944)
Fixed charges (as below)	53,803		51,790	48,215	38,931		30,420

Total earnings (loss)	$248		$177,856	$382,464	$(31,696)		$(51,524)

Fixed Charges

Interest expense	$13,632		$13,603	$13,896	$8,487		$2,306
Estimated interest element in minimum rent expense (3)	40,171		38,187	34,319	30,444		28,114

Total fixed charges	$53,803		$51,790	$48,215	$38,931		$30,420

Ratio of earnings (loss) to fixed charges	0.00	(1)	3.43	7.93	(0.81	)(2)	(1.69	)(3)

(1)	For the year ended January 30, 2010 the earnings to cover fixed charges were deficient by $53,555.

(2)	For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $70,627.

(3)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $81,944.